Mail Stop 4561

      September 16, 2005



Mr. Thomas P. Reed
Vice President and Director
Huntington Preferred Capital, Inc.
41 S. High Street
Columbus, OH  43287

Re:	Huntington Preferred Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2004
      Filed March 25, 2005
      File No. 0-33243

Dear Mr. Reed:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Quantitative and Qualitative Disclosures About Market Risk, page
33
1. Please revise to include the information required by Item 305 of
Regulation S-K to quantify the fair value risk associated with your participation interests in fixed rate debt.

Related Party Transactions, page 47
2. We note that your Class C preferred securities are exchangeable, without shareholder approval, for preferred securities of the Bank.
In view of the exchangeability feature, Form 10-K should be amended to include the financial statements of the Bank. Future filings on
Form 10-Q should include summarized financial information of the Bank.

Controls and Procedures, page 50
3. Please help us understand, in sufficient detail, the factors that you considered in determining that your disclosure controls and procedures were effective in light of your reliance on the Bank and its control environment and the recent deficiencies that were identified by the Federal Reserve Bank of Cleveland relating to areas of Huntington Bancshares Inc.`s corporate governance, internal audit, risk management and financial and regulatory reporting.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Thomas P. Reed
Huntington Preferred Capital, Inc.
September 16, 2005
Page 3